

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

Via E-mail
Barbara Walaszek
President, Treasurer and Secretary
Trance Global Entertainment Group Corp.
Kusocinskiego 3
Torun, Poland 87-100

> **Re:** **Trance Global Entertainment Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 4, 2012**
> **File No. 333-180750**

Dear Ms. Walaszek:

We have reviewed your amended registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 10

1.   We have reviewed your response to comment 1 in our letter dated May 30, 2012. As requested in both of our prior comment letters, please ensure your use of proceeds table reflects how the <u>net</u> proceeds of the offering will be utilized. Please note that your current disclosures present how you intend to use the <u>gross</u> proceeds of the offering instead of net proceeds of $22,000, $52,000, and $82,000 under the one-third, two-third and 100% offering scenarios, respectively. Revise your table accordingly and ensure that the amounts are consistent with your plan of operation on pages 13-14.

Plan of Operation, page 13

2.   On page 14 you disclose that the expected minimum cost for development and manufacturing of product is $18,000. We note, however, that your use of proceeds table

on page 10 allocates only $11,000 to product development under the one-third offering scenario. Please revise your filing to address this apparent inconsistency.

Estimated Expenses for the Next Twelve Month Period, page 14

3.   We note that your table on page 14 does not sum to an appropriate amount. Please revise your table accordingly.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.   We note that you did not provide a consent from your auditors. Please provide a signed consent from your auditors in future amendments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann   for

                                        Mara L. Ransom
                                        Assistant Director

cc: Kevin A. Polis
        Carrillo Huettel, LLP